As filed with the Securities and Exchange Commission on March 11, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_______________________

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts for Ordinary Shares, no par value each, of of

BASF AKTIENGESELLSCHAFT
(Exact name of issuer of deposited securities as specified in its charter)

BASF CORPORATION*
(Translation of issuer's name into English)

FEDERAL REPUBLIC OF GERMANY
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street New York, N.Y.  10286
(212) 495-1727
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

Christopher R. Sturdy
The Bank of New York
101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2095

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York  10271
(212) 238-3010

For Further Information Contact:

Christopher R. Sturdy
The Bank of New York
ADR Department
101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2095

It is proposed that this filing become effective under Rule 466
[ ] immediately upon filing
[ ] on ( Date ) at ( Time ).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing ordinary shares, no par value each, of BASF Aktiengesellschaft	100,000,000 American Depositary Shares	$5.00	$5,000,000	$633.50

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

_______________________

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by a previous Registration Statement on Form F-6 of the registrant (Regis. No. 333-12016).

*BASF Corporation is also the name of a wholly owned subsidiary of the issuer in the United States.

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 14, 15 and 20
(iii) The collection and distribution of dividends	Articles number 4, 13, 14, 18, 20 and 23
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 14, 15, 17, 20 and 23
(v) The sale or exercise of rights	Articles number 13, 14, 20 and 23
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 13, 14, 16, 20 and 23
(vii) Amendment, extension or termination of the deposit agreement	Articles number 22 and 23
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 17
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 4, 5, 6, 7, 19 and 24
(x) Limitation upon the liability of the depositary	Articles number 13, 20, 21 and 23

3. Fees and Charges	Articles number 8 and 19

Item - 2.

Available Information

BASF Aktiengesellschaft is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Commission.	Article number 17

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of December 1, 1999, as amended and restated as of June 6, 2000, and as amended and restated as of ____________, 2004, among BASF Aktiengesellschaft, The Bank of New York as Depositary, and all Holders from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.

Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 10, 2004.

Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares, no par value each, of BASF Aktiengesellschaft.

By:

The Bank of New York,
 As Depositary

By: /s/ Vincent J. Cahill, Jr.

Vincent J. Cahill, Jr.

Vice President

Pursuant to the requirements of the Securities Act of 1933, BASF Aktiengesellschaft has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Ludwigshafen/Rhine, Federal Republic of Germany on March 10, 2004.

BASF AKTIENGESELLSCHAFT

By:  /s/ Dr. Eckart Sünner
Name:  Dr. Eckart Sünner
Title:    President Legal Affairs, Taxes and Insurance

By:  /s/ Dr. Ulrich Boettger
Name:  Dr. Ulrich Boettger
Title:    Senior Vice President Capital and Money Markets

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated and on March 10, 2004.

/s/ Dr. Jürgen Hambrecht Name: Dr. Jürgen Hambrecht Chairman of the Board of Executive Directors and Director (Principal Executive Officer)	/s/ Peter Oakley Name: Peter Oakley Director
/s/ Dr. Kurt Bock Name: Dr. Kurt Bock Chief Financial Officer and Director (Principal Accounting Officer and Principal Financial Officer)	/s/ Eggert Voscherau Name: Eggert Voscherau Director
/s/ Dr. John Feldmann Name: Dr. John Feldmann Director
/s/ Dr. Andreas Kreimeyer Name: Dr. Andreas Kreimeyer Director
/s/ Klaus Peter Löbbe Name: Klaus Peter Löbbe Director and Authorized U.S. Representative
Dr. Stefan Marcinowski Name: Dr. Stefan Marcinowski Director

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1

Form of Deposit Agreement dated as of December 1, 1999, as amended and restated as of June 6, 2000, and as amended and restated as of ____________, 2004, among BASF Aktiengesellschaft, The Bank of New York as Depositary, and all Holders from time to time of American Depositary Receipts issued thereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.